FBL Financial Group, Inc.
Exhibit 12-Statement Re: Computation of Ratios
Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Earnings
Pre-tax earnings (loss) from continuing operations	$102,161	$(31,878)	$125,806	$133,488	$108,563
Less: Noncontrolling interest	143	71	49	(126)	(159)
Add: Distributed income from equity investees	331	337	438	2,021	1,107
	102,635	(31,470)	126,293	135,383	109,511

Fixed charges	370,229	353,209	422,951	296,074	253,607
Less: Capitalized bonus interest	(4,219)	(7,095)	(9,636)	(3,886)	(1,233)
Less: Tax gross up on preferred stock	—	—	—	—	(805)
Add: Amortization of capitalized interest	10,847	4,141	6,255	5,985	5,461

Total earnings	$479,492	$318,785	$545,863	$433,556	$366,541

Fixed charges
Interest credited to contract holders	$339,498	$325,313	$395,392	$279,257	$236,561
Capitalized bonus interest credited to contract holders	4,219	7,095	9,636	3,886	1,233
Interest expense on debt	25,280	19,567	16,666	11,744	13,590
Tax gross up on preferred stock	—	—	—	—	805
Estimate of interest within rental expense	1,232	1,234	1,257	1,187	1,418
Total fixed charges	$370,229	$353,209	$422,951	$296,074	$253,607

Ratio of earnings to fixed charges	1.30	0.90	1.29	1.46	1.45

Earnings deficiency	—	$(34,424)	—	—	—